SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                17 August, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 17 August, 2006 re: Holding(s) in Company


Letter to Lloyds TSB Group PLC
Dated 16 August 2006


Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 15 August 2006 Barclays PLC, through the legal entitles listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.06%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 5,632,584,497 is the latest figure available to us.


Letter from Barclays PLC



                              LEGAL ENTITY REPORT


LLOYDS TSB GROUP                                                SEDOL: 0870612

As at 15 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 229,066,269 ORD GBP0.25 representing 4.06% of the issued share capital of 5,632,584,497 units


Legal Entity                                            Holding  Percentage Held

Gerrard Ltd                                          21,287,622            0.377
Barclays Global Investors Australia Ltd               1,680,461            0.030
Barclays Global Investors Japan Trust & Banking       6,309,838            0.112
Barclays Global Investors, N.A.                      56,111,459            0.996
Barclays Capital Inc                                  4,652,806            0.083
Barclays Capital Securities Ltd                      36,091,865            0.640
Barclays Private Bank Ltd                               927,146            0.017
Barclays Bank Trust Company Ltd                       1,114,222            0.020
Barclays Private Bank and Trust Ltd                      37,313            0.001
Barclays Private Bank and Trust Ltd                       1,669            0.000
Barclays Global Investors Japan Ltd                     640,635            0.011
Barclays Global Fund Advisors                        18,080,061            0.320
Barclays Life Assurance Co Ltd                       10,761,391            0.190
Barclays Private Bank and Trust Ltd                     236,166            0.004
Barclays Global Investors Canada Ltd                    398,079            0.007
Barclays Global Investors Ltd                        70,735,534            1.255

Group Holding                                       229,066,269            4.062



                           REGISTERED HOLDERS REPORT


LLOYDS TSB GROUP                                                SEDOL: 0870612

As at 14 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 229,066,269 ORD GBP0.25 representing 4.06% of the issued share capital of 5,632,584,497 units.


Registered Holder                         Account Designation            Holding

BANK OF IRELAND                                        426353            480,613
BANK OF IRELAND                                        426360             51,689
BANK OF NEW YORK                                                         396,189
Barclays Bank PLC (Singapore)                                              1,669
BARCLAYS CAPITAL NOMINEES LIMITED                                     12,672,623
BARCLAYS CAPITAL NOMINEES LIMITED                                     18,718,534
Barclays Capital Securities Ltd.                                       4,652,808
Barclays Capital Securities Ltd.                                       4,441,208
Barclays Capital Securities Ltd.                                         259,500
Barclays Global Investors Canada                                         398,079
Barclays Trust Co & Others                                               184,024
Barclays Trust Co DMC69 C 000000000000000000                              47,011
Barclays Trust Co E99 C 000000000000000000                                 2,102
Barclays Trust Co R69 C 000000000000000000                               881,085
BNP PARIBAS                                                              183,125
CHASE NOMINEES LTD                                      16376          2,712,844
CHASE NOMINEES LTD                                      20947         19,092,851
CHASE NOMINEES LTD                                      21359          1,363,556
CHASE NOMINEES LTD                                      28270            637,755
CHASE NOMINEES LTD                                      28270          4,183,871
CIBC MELLON GLOBAL SECURITIES                                            139,298
Clydesdale Nominees  HGB0125                         52051801              3,544
Clydesdale Nominees  HGB0125                         59441401             13,737
Clydesdale Nominees  HGB0125                         59477501              1,600
Clydesdale Nominees  HGB0125                         61952201              1,000
Clydesdale Nominees  HGB0125                         63919101              2,250
Clydesdale Nominees  HGB0125                         63921301                800
Clydesdale Nominees  HGB0125                         68640801             14,365
Clydesdale Nominees  HGB0125                         69396001              2,400
Clydesdale Nominees  HGB0125                         69451601             21,420
Clydesdale Nominees  HGB0125                         69720501              5,250
Clydesdale Nominees  HGB0125                         69721301              9,000
Clydesdale Nominees  HGB0125                         69745001             43,000
Clydesdale Nominees  HGB0125                         69751501              6,100
Clydesdale Nominees  HGB0125                         69771001             43,750
Clydesdale Nominees  HGB0125                         69772801             43,750
Clydesdale Nominees  HGB0125                        100271101              4,000
Clydesdale Nominees  HGB0125                        120142001             17,000
Clydesdale Nominees  HGB0125                       2500054901              2,300
Clydesdale Nominees  HGB0225                        310512002                900
Gerrard Nominees Limited                               602698              1,000
Gerrard Nominees Limited                               603216              1,000
Gerrard Nominees Limited                               603856              3,500
Gerrard Nominees Limited                               605704              1,100
Gerrard Nominees Limited                               607486                425
Gerrard Nominees Limited                               608459              1,500
Gerrard Nominees Limited                               610720              3,000
Gerrard Nominees Limited                               611717             10,250
Gerrard Nominees Limited                               615411              2,000
Gerrard Nominees Limited                               620404                740
Gerrard Nominees Limited                               622124              5,000
Gerrard Nominees Limited                               631118             26,350
Gerrard Nominees Limited                               633484              7,000
Gerrard Nominees Limited                               639353              1,750
Gerrard Nominees Limited                               642367              4,500
Gerrard Nominees Limited                               642686                700
Gerrard Nominees Limited                               643975              3,000
Gerrard Nominees Limited                               647291              3,250
Gerrard Nominees Limited                               650668              2,500
Gerrard Nominees Limited                               652198             20,500
Gerrard Nominees Limited                               653035              2,500
Gerrard Nominees Limited                               658574              3,400
Gerrard Nominees Limited                               658729              1,200
Gerrard Nominees Limited                               659442              1,750
Gerrard Nominees Limited                               659645              2,000
Gerrard Nominees Limited                               660137                700
Gerrard Nominees Limited                               660302              2,300
Gerrard Nominees Limited                               660318             43,000
Gerrard Nominees Limited                               660430              1,840
Gerrard Nominees Limited                               660574                800
Gerrard Nominees Limited                               660632              2,000
Gerrard Nominees Limited                               660758             13,800
Gerrard Nominees Limited                               660851             10,000
Gerrard Nominees Limited                               660968              3,000
Gerrard Nominees Limited                               768557             16,150
Gerrard Nominees Limited                               770101             22,500
Gerrard Nominees Limited                               774125                400
Gerrard Nominees Limited                               777488                750
Gerrard Nominees Limited                               777546                350
Gerrard Nominees Limited                               781271              7,500
Greig Middleton Nominees Limited (GM1)                                 2,082,201
Greig Middleton Nominees Ltd (GM3)                   220805DN            237,500
Greig Middleton Nominees Ltd (GM3)                   523475DN            200,000
INVESTORS BANK AND TRUST CO.                                             241,785
INVESTORS BANK AND TRUST CO.                                              57,309
INVESTORS BANK AND TRUST CO.                                           2,956,559
INVESTORS BANK AND TRUST CO.                                           1,204,576
INVESTORS BANK AND TRUST CO.                                           5,627,527
INVESTORS BANK AND TRUST CO.                                           1,225,934
INVESTORS BANK AND TRUST CO.                                              22,733
INVESTORS BANK AND TRUST CO.                                          28,714,797
INVESTORS BANK AND TRUST CO.                                             518,600
INVESTORS BANK AND TRUST CO.                                              44,113
INVESTORS BANK AND TRUST CO.                                              22,549
INVESTORS BANK AND TRUST CO.                                             594,865
INVESTORS BANK AND TRUST CO.                                             955,144
INVESTORS BANK AND TRUST CO.                                           6,942,976
INVESTORS BANK AND TRUST CO.                                              14,509
INVESTORS BANK AND TRUST CO.                                              88,648
INVESTORS BANK AND TRUST CO.                                             165,420
INVESTORS BANK AND TRUST CO.                                           1,392,673
INVESTORS BANK AND TRUST CO.                                             158,732
INVESTORS BANK AND TRUST CO.                                          14,270,320
INVESTORS BANK AND TRUST CO.                                           1,702,644
INVESTORS BANK AND TRUST CO.                                             390,272
JP MORGAN (BGI CUSTODY)                                 16331          1,375,544
JP MORGAN (BGI CUSTODY)                                 16338            333,290
JP MORGAN (BGI CUSTODY)                                 16341          1,484,094
JP MORGAN (BGI CUSTODY)                                 16341            630,392
JP MORGAN (BGI CUSTODY)                                 16342            707,271
JP MORGAN (BGI CUSTODY)                                 16344            490,680
JP MORGAN (BGI CUSTODY)                                 16345            823,263
JP MORGAN (BGI CUSTODY)                                 16400         42,784,649
JP MORGAN (BGI CUSTODY)                                 17011             95,231
JP MORGAN (BGI CUSTODY)                                 18409          4,249,332
JP MORGAN CHASE BANK                                                     183,770
JPMorgan Chase Bank                                                       55,413
JPMorgan Chase Bank                                                       31,097
JPMorgan Chase Bank                                                      342,146
JPMorgan Chase Bank                                                       58,888
JP MORGAN CHASE BANK                                                   1,187,408
JP MORGAN CHASE BANK                                                     493,053
JPMorgan Chase Bank                                                      812,836
JPMorgan Chase Bank                                                      756,352
JPMorgan Chase Bank                                                       52,349
JPMorgan Chase Bank                                                       46,903
JPMorgan Chase Bank                                                      288,577
JPMorgan Chase Bank                                                      601,938
JPMorgan Chase Bank                                                    3,047,241
JPMorgan Chase Bank                                                      154,118
JPMorgan Chase Bank                                                      549,524
Mellon Trust - US CUSTODIAN/                                             225,007
Mellon Trust - US CUSTODIAN/                                             314,900
MELLON TRUST OF NEW ENGLAND                                              189,661
Mitsui Asset                                                              93,391
NORTHERN TRUST BANK -BGI SEPA                                            471,237
NORTHERN TRUST BANK -BGI SEPA                                            103,422
NORTHERN TRUST BANK -BGI SEPA                                            394,428
R C Greig Nominees Limited                                            11,264,866
R C Greig Nominees Limited a/c AK1                                     4,330,680
R C Greig Nominees Limited a/c BL1                                     1,022,988
R C Greig Nominees Limited a/c BL1                       RES                 665
R C Greig Nominees Limited a/c CM1                                       357,574
R C Greig Nominees Limited GP1                                         1,050,932
R C Greig Nominees Limited SA1                                           505,211
Reflex Nominees Limited                                                    7,737
Reflex Nominees Limited                                                   29,576
STATE STREET BANK & TRUST - WI                                           501,343
STATE STREET BOSTON                                                    2,888,140
STATE STREET BOSTON                                                      340,311
STATE STREET TRUST OF CANADA -                                           321,721
The Northern Trust Company - U                                           226,283
Trust & Custody Services Bank                                              3,264
Trust & Custody Services Bank                                             56,436
ZEBAN NOMINEES LIMITED                                                   927,146

Total                                                                229,066,269






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     17 August, 2006